October 31, 2017

VIA EDGAR CORRESPONDENCE

Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo International Government Bond Fund (the “Fund”), a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s filing made on August 17, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-17-001807), please note the following responses. Capitalized terms not defined below are intended to refer to terms as defined in the filing.

1.         Comment:         You noted that footnote 4 to the Fund’s Annual Fund Operating Expenses Table, which discusses the Fund’s contractual expense cap, does not reference the amount at which the Fund’s expenses are capped, but rather refers the investor to the table above for the cap amount. You requested that we include this amount in the footnote itself.

Response:        We respectfully decline to make this change. We believe that the current wording of the footnote clearly conveys to an investor the cap amount.

2.         Comment:       You requested that we confirm whether or not the fee waiver described in footnote 4 to the Fund’s Annual Fund Operating Expenses table is subject to recoupment by the Fund’s investment manager.

Response:        We confirm that the fee waiver is not subject to recoupment by the Fund’s investment manager.

3.          Comment:       You requested that we confirm that the constituents and the weighting of such constituents of the Wells Fargo International Government Bond Index are determined by reference to set criteria. You noted that if discretion is involved in determining the constituents or their weighting, that we should disclose such fact in the prospectus, together with the circumstances under such discretion may be used.

             Response:       We confirm that the constituents and weighting of the Index are determined by reference to set criteria. There is no discretion involved in determining either of these factors. A copy of

the index methodology is available at   www.wellsfargoresearch.com\Content\Documents\Wells Fargo Intl

Govt Bond Index Methodology (8-11-17).docx.pdf

4.         Comment:       You requested that we include disclosure in the Fund’s principal investment strategy regarding the Index reconstitution process.

Response:        We have added disclosure as requested indicating that the Index reconstitutes on a quarterly basis.

5.         Comment:       You requested that if the non-US government fixed income securities in which the Fund invests includes fixed income securities issued by emerging or frontier markets governments, that we add disclosure indicating this fact.

Response:       As indicated in the principal investment strategy, the Fund invests only in non-U.S. government securities issued by issuers in developed markets.

6.         Comment:       You requested that we add disclosure regarding the weighted average maturity and/or duration of the securities included in the Index.

            Response:       We have added disclosure as requested.

7.         Comment:       You requested that we add disclosure indicating the number, or a range, of securities included in the index

            Response:       We have added disclosure as requested.

8.         Comment:       You requested that we provide disclosure regarding the geographical range of securities included in the Index, and that if any particular regions are excluded, that we so specify.

            Response:       We have added disclosure as requested.

9.         Comment:       You requested that we confirm that the Fund and/or the investment manager has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 204a-1 of the Adviser’s Act that addresses conflicts that arise as a result of self-indexing.

            Response:       We hereby confirm. We note that disclosure regarding such policies can be found in the SAI in the section entitled “Index Providers”.

10.       Comment:       You requested that we explain how the Fund deviating from its principal investment strategy for temporary defensive purposes would be appropriate in light of the Fund’s investment objective.

            Response:       We have concluded that the ability to deviate from the Fund’s principal investment strategy for temporary defensive purposes is not needed and have deleted this language from the prospectus. We note that the Fund retains the ability to invest in cash and other short-term investments for the purpose of maintaining liquidity.

11.       Comment:       You requested that we add disclosure indicating to a potential investor that the Eligible Intermediaries through which the Fund is offered may charge fees.

            Response:       We have added disclosure as requested.

12.       Comment:       You requested that we delete the bracketed language included in the section entitled “Index Providers” in the SAI or otherwise remove the brackets from such disclosure.

            Response:        We have deleted the bracketed language.

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As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on August 17, 2017, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about October 31, 2017. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

Brian Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC